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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                               ----------------

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                COMBICHEM, INC.
                           (Name of Subject Company)

                               ----------------

                                COMBICHEM, INC.
                      (Name of Person(s) Filing Statement)

                               ----------------

                         Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                  20009P 10 3
                     (CUSIP Number of Class of Securities)

                             Dr. Vicente Anido, Jr.
                     President and Chief Executive Officer
                                CombiChem, Inc.
                              9050 Camino Santa Fe
                          San Diego, California 92121
                                 (858) 530-0484
(Name, Address, and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of Person(s) Filing Statement)

                               ----------------

                                   Copies To:

                             Faye H. Russell, Esq.
                               Carey J. Fox, Esq.
                        Brobeck, Phleger & Harrison, LLP
                         550 West C Street, Suite 1300
                          San Diego, California 92101
                                 (619) 234-1966

                             Justin P. Klein, Esq.
                     Ballard Spahr Andrews & Ingersoll LLP
                               1735 Market Street
                        Philadelphia, Pennsylvania 19103
                                 (215) 864-8606

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

Item 1. Security and Subject Company

  The name of the subject company is CombiChem, Inc., a Delaware corporation (the "Company"), and the address of the principal executive office of the Company is 9050 Camino Santa Fe, San Diego, California 92121.

  The title of the class of equity securities to which this statement relates is Common Stock, $.001 par value of the Company (collectively, the "Shares").

Item 2. Tender Offer of the Offeror

  This statement relates to the tender offer of DPC Newco, Inc., a Delaware corporation ("Offeror") and wholly owned subsidiary of DuPont Pharma, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of E.I. du Pont de Nemours and Company, a Delaware corporation ("Parent") disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated October 12, 1999, to purchase all of the outstanding Shares at a price of $6.75 per Share, net to the seller, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 12, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together shall constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibit 1 and Exhibit 2, respectively, and as more specifically set forth herein, certain portions of such Offer to Purchase are incorporated herein by reference. A copy of the joint press release issued by the Company and the Parent on October 5, 1999, relating to the Offer is filed as Exhibit 3 hereto and is incorporated herein by reference (the "Press Release").

  The Offer is being made by the Offeror pursuant to an Agreement and Plan of Merger (the "Merger Agreement") entered into on October 5, 1999 between the Company, Parent and Offeror. Pursuant to the terms of the Merger Agreement, upon consummation of the Offer, the Offeror will be merged with and into the Company (the "Merger") and the Company will become a wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit 6 hereto and is incorporated herein by reference.

  Upon the consummation of the Merger, each outstanding Share that was not tendered into the Offer (other than Shares held in treasury of the Company or owned by Parent or any subsidiary of Parent (collectively, "Ineligible Shares") and other than Shares held by stockholders properly exercising appraisal rights, if any, under Delaware or other applicable law ("Dissenting Shares")) will be converted automatically into the right to receive $6.75 per Share, net to the seller, in cash.

  The obligation of the Offeror to accept for payment or pay for Shares tendered pursuant to the Offer is subject to the condition that at least a majority of the Shares outstanding on a fully diluted basis shall be validly tendered, and not withdrawn, prior to the expiration date of the Offer. As of October 5, 1999, certain stockholders of the Company (the "Stockholders") entered into a Shareholders Agreement with Parent and Offeror pursuant to which each Stockholder has, among other things, (i) agreed to validly tender (and not withdraw) pursuant to the Offer, all Shares owned by such stockholder, (ii) agreed to vote such Shares in favor of the Merger and the Merger Agreement and against any acquisition proposal other than the Merger, and (iii) granted to Offeror an irrevocable option to purchase such stockholder's Shares in the event the Merger Agreement is terminated under certain circumstances. An aggregate of 4,549,591 Shares are owned by the Stockholders and subject to the Shareholders Agreement, representing approximately 34% of the Shares outstanding as of September 27, 1999. In addition, 428,258 shares issuable upon exercise of outstanding options and warrants are subject to the Shareholders Agreement as of September 27, 1999.

  Offeror's Schedule 14D-1 states that the address of the principal executive offices of the Parent and Offeror is 1007 Market Street, Wilmington, Delaware 19898.

Item 3. Identity and Background

  (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Except as set forth below or in the attached Annex A, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and actual or potential conflicts of interest between the Company and its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Parent, its executive officers, directors or affiliates.

  Confidentiality Agreement. In connection with granting access to certain confidential information, Parent and Company entered into a Mutual Non-Disclosure Agreement on March 10, 1999 (the "Confidentiality Agreement"). A copy of the Confidentiality Agreement is filed as Exhibit 5 hereto and is incorporated herein by reference. The Confidentiality Agreement provides, among other things, that each of the parties may use the confidential information provided to it by the other party solely for the purpose of evaluating and discussing a proposed business relationship between the parties. In addition, the Confidentiality Agreement provides generally that the parties shall not disclose any such confidential information without the prior written consent of the other party for a period of five years from the date of the Confidentiality Agreement.

  The Merger Agreement. A summary of the Merger Agreement is contained in Item 12 of the Offer to Purchase under the heading "The Transaction Documents--The Merger Agreement" and is incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit 6 hereto and is incorporated herein by reference.

  The Stock Option Agreement. A summary of the Stock Option Agreement between Offeror and the Company dated October 5, 1999 (the "Stock Option Agreement") is contained in Item 12 of the Offer to Purchase under the heading "The Transaction Documents--The Stock Option Agreement" and is incorporated herein by reference. A copy of the Stock Option Agreement is filed as Exhibit 7 hereto and is incorporated herein by reference.

  The Shareholders Agreement. A summary of the Shareholders Agreement entered into between each of First Union Trust Company, National Association, as Voting Trustee Under that Certain Voting Trust Agreement dated May 5, 1998 (Sprout Capital VII, L.P.), DLJ Capital Corporation, Sequoia Capital VI, Sequoia Technology Partners VI, Sequoia XXIV, Sequoia 1995, BVCF III, L.P., Brinson Trust Company, as Trustee of the Brinson MAP Venture Capital Fund III, Vicente Anido, Jr., Peter Myers, Michael Pazzani, Philippe Chambon, William Scott, Arthur Reidel, Lee McCracken and Klaus Gubernator on the one hand, and Parent and Offeror on the other hand, is contained in Item 12 of the Offer to Purchase under the heading "The Transaction Documents--The Shareholders Agreement" and is incorporated herein by reference. A copy of the form of Shareholders Agreement is filed as Exhibit 8 hereto and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation

 Background of the Transaction.

  At the regularly scheduled Board meeting on December 8, 1998, the Board and the Company's management team discussed a number of strategic alternatives designed to build on the Company's current business model and enhance stockholder value. These alternatives centered around acquiring complementary technologies or companies that would add to the Company's existing drug discovery capabilities.

  Between December 8, 1998 and February 24, 1999, the Company informally explored several of these alternatives. On February 24, 1999, the Company received an unsolicited expression of interest from a biotechnology company ("Corporation A") in potentially acquiring the Company. On March 16, 1999, the Company's CEO visited the corporate headquarters of Corporation A to further explore its interest in acquiring the Company. At the regularly scheduled Board meeting on March 24, 1999, the Board discussed the Company's strategic options and the decision was reached to engage Donaldson Lufkin & Jenrette Securities Corporation ("DLJ") as the Company's financial advisor.

  During the month of April 1999, DLJ contacted, on a confidential basis, 14 companies, including Corporation A and Parent, to solicit their interest in a potential acquisition of, or merger with, the Company.

At the time, Parent did not express interest in pursuing a potential acquisition of the Company. During this time, the Company entered into a confidentiality agreement with Corporation A and Corporation A conducted scientific due diligence on the Company. In addition, one of the parties contacted, Corporation B, indicated an interest in merging one of its subsidiaries with the Company. DLJ assisted the Company in its discussions with Corporation B regarding a potential merger with one of its subsidiaries, but these discussions were terminated shortly thereafter.

  Five of the companies initially contacted during April 1999 requested nonconfidential information regarding the Company. DLJ provided these companies with nonconfidential information and held discussions with them through May 1999 to ascertain their interest in a potential acquisition of the Company. At the same time, the Company became aware that Corporation C was for sale and that its service offerings were consistent with the strategic alternatives reviewed by the management and the Board at the December 1998 Board meeting. The Company entered into a confidentiality agreement with Corporation C and conducted its initial due diligence meeting at the corporate headquarters of Corporation C on May 20, 1999.

  By early June 1999, Corporation A was the only party which had expressed significant continued interest in an acquisition of the Company. On June 6, 1999, representatives of Corporation A visited the Company's San Diego facilities and conducted extensive due diligence discussions and reviews. During the month of June, additional due diligence meetings and conference calls were scheduled between Corporation A and the Company. At the same time, valuation discussions were held with representatives of Corporation A. During this time, the Company also conducted further due diligence, including site visits and conference calls, with Corporation C.

  In July 1999, discussions with Corporation A ceased based on differences in valuation. On July 13 and 14, 1999, Company executives and advisors held extensive due diligence meetings at the offices of Corporation C. In addition, preliminary discussions were held with representatives of Corporation C concerning valuation expectations. A complete report was provided to the Board at its July 22, 1999 Board meeting.

  On August 5 and 6, 1999, representatives of Corporation C conducted a due diligence visit at the Company's corporate headquarters. During the week of August 9, 1999, representatives of the Company conducted due diligence visits to all of Corporation C's operational sites. On August 17 and 18, 1999, representatives of the Company and Corporation C, including legal and financial advisors, met to negotiate the terms of a potential transaction between the two companies. During the week of August 23, 1999, negotiations continued on the terms of a transaction between the Company and Corporation C.

  On August 25, 1999, an Executive Vice President and Chief Operating Officer of Parent contacted the CEO of the Company concerning a possible acquisition of the Company by Purchaser. On several occasions prior to August 25, 1999, various representatives of Parent and Purchaser and the Company had discussed the possibility of entering into a collaborative agreement. The Company and Purchaser had entered into a confidentiality agreement in connection with such discussions in March 1999. No collaborative agreement was entered into by the Company and Purchaser.

  On August 30, 1999, representatives and advisors of Parent and Purchaser met with representatives and advisors of the Company at the Company's headquarters to discuss the possibility of Parent and Purchaser acquiring the Company. Various representatives of the Company delivered presentations reviewing the Company's technology, business and strategy. Representatives of Parent and Purchaser conducted initial due diligence of the Company at that time and indicated to the Company that, subject to satisfactory completion of due diligence and negotiation of a mutually satisfactory merger agreement, Parent and Purchaser would consider acquiring the Company.

  On August 31, 1999, a telephonic Board meeting, which included representatives from DLJ, was conducted to discuss the acquisition of Corporation C by the Company and Purchaser's interest in acquiring the Company. The Board decided to delay discussions with Corporation C and further investigate a possible transaction with Purchaser.

  From August 31, 1999 to September 15, 1999, Parent and Purchaser continued their due diligence of the Company. In addition, various terms of the proposed transaction, including valuation, were discussed between representatives of the Company and Parent and Purchaser. On September 15, 1999, the Company received a written term sheet which described a proposed offer by Parent and Purchaser to acquire the Company at a price of $6.75 per share, subject to certain terms and conditions, including the negotiation of a merger agreement, a stock option agreement giving Parent the right to purchase up to 19.9% of the shares of the Company under certain conditions, a shareholders' agreement and various employment agreements with key employees of the Company.

  On September 16, 1999, a telephonic Board meeting was held at which time the Board was updated on the status of discussions with Parent and Purchaser and the Board instructed management to continue negotiation of terms. On September 20, 1999, representatives of Parent, Purchaser and the Company agreed in principle to a merger at a per share price of $6.75, subject to the terms and conditions set forth in the written term sheet and subject to the approval of their respective Boards of Directors. On September 22, 1999, representatives of Parent and Purchaser provided a draft of the Merger Agreement to representatives of the Company.

  On September 23, 1999, representatives of the Company and Parent and Purchaser, and their respective legal and financial advisors, met at the offices of Purchaser to negotiate the Merger Agreement and related documents. Negotiations continued between the Company and Purchaser during the week of September 27.

  On October 4, 1999, a telephonic Board meeting, which included representatives of Brobeck, Phleger & Harrison, LLP ("Brobeck"), counsel to the Company, and DLJ, was held to review and vote upon the Merger Agreement. The representatives of Brobeck gave a detailed presentation to the Board regarding the material terms of the Merger Agreement, the Stock Option Agreement and the Shareholders Agreement, including the structure of the Offer and Merger, the conditions to the Offer, covenants applicable to the Company under the Merger Agreement (including restrictions on the ability to discuss alternative transactions), the termination provisions and the circumstances under which the Company would be required to pay a fee to Parent in the event the Merger Agreement were terminated. In addition, representatives of DLJ made a presentation regarding the financial terms of the proposed Offer, explaining to the Board in detail the analyses undertaken by DLJ. After extensive questions were asked by the Board, the DLJ representative then rendered the opinion of DLJ, which was subsequently confirmed in writing, that, as of such date and based upon and subject to certain assumptions and limitations set forth in the written opinion, the consideration to be received by the stockholders of the Company was fair, from a financial point of view, to the stockholders of the Company. After such presentations and discussions, the Board unanimously approved the Offer, the Merger and the Merger Agreement and ancillary agreements, and determined that the Offer and the Merger were fair to and in the best interests of the stockholders of the Company. The Board also unanimously declared the Merger advisable and determined to recommend that the stockholders of the Company accept the Offer and tender all of their shares to Parent.

  The Merger Agreement and related documents were executed on October 5, 1999, at which time Parent and the Company issued a joint press release following the close of trading for the day.

 Recommendation

  The Board unanimously approved the Offer, the Merger, the Merger Agreement, the Stock Option Agreement and the transactions contemplated thereby and unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

 Reasons For Recommendation

  As set forth above, prior to approving the Merger Agreement and authorizing the Company to enter into the Merger Agreement and the Stock Option Agreement, the Board received presentations from representatives of DLJ regarding the financial aspects of the proposed Offer and the Merger and from representatives of Brobeck regarding the legal aspects of the Offer and the Merger. In reaching its conclusion that the Offer and the Merger are in the best interests of the Company and its stockholders, the Board principally considered the following:

  . the terms and conditions of the Offer and the Merger Agreement;

  . the trading history of the Shares during the prior 12 months and the expected trading prices for the foreseeable future;

  . the fact that the purchase price of $6.75 per Share in cash represents a premium over recent and historical market prices for the Shares. On October 1, 1999, the last trading day before the Board voted on the Merger Agreement, the closing price for the Company's Common Stock as quoted on the Nasdaq National Market was $5.125 and on September 3, 1999, one month prior to the Board vote, the closing price was $3.5625;

  . the presentation by representatives of DLJ to the Board at the October 4, 1999 Board meeting and the oral opinion (subsequently confirmed in writing) of DLJ to the effect that, as of October 4, 1999 and based upon and subject to certain assumptions and limitations set forth in the written opinion, the $6.75 per Share price in cash to be received by the stockholders of the Company pursuant to the Offer and Merger is fair from a financial point of view to such stockholders. A copy of the DLJ written opinion that was delivered to the Board is set forth as Exhibit 4 to this
    Schedule 14D-9. STOCKHOLDERS ARE URGED TO READ THE DLJ OPINION IN ITS ENTIRETY;

  . the fact that the Offer and Merger are not contingent on Parent obtaining financing and contain no other terms or conditions that, in the view of the Board, could materially impair the consummation of the Offer or the Merger;

  . the fact that three significant stockholders, and their affiliates, as well as members of the Board and executive management holding in the aggregate approximately 33.7% of the outstanding Shares were willing to enter into the Shareholders Agreement pursuant to which such stockholders agreed, among other things, to tender into the Offer all of the Shares held by them;

  . the fact that DLJ had contacted 14 companies, including Parent, regarding a potential acquisition of the Company and that only one other company had significant continued interest in pursuing an acquisition of the Company and that the terms of a potential agreement with that company and the valuation which had been discussed with that company were less favorable than the terms and valuation contemplated by the Offer and Merger; and

  . the financial condition, results of operations, business and prospects of the Company.

  The Company's Board recognized that, while the consummation of the Offer and Merger would give the stockholders of the Company the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Offer and Merger, consummation of the Offer and the Merger will eliminate the stockholders' ability to participate in the future growth and possible profits of the Company.

  The Board of Directors anticipates that if the Shares are not purchased by the Parent in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Company's Board of Directors, will continue to manage the Company as an ongoing business in accordance with the Company's current business plan.

Item 5. Persons Retained, Employed or to be Compensated

  The Board's financial advisor in connection with the Offer and other matters arising in connection therewith is DLJ.

  Pursuant to an engagement letter dated April 8, 1999 (the "Engagement Letter"), the Company engaged DLJ to act as its financial advisor in connection with the Company's consideration of a potential sale or merger of the Company or other strategically or financially beneficial business combination. Under the terms of the Engagement Letter, the Company is obligated to pay DLJ a fee of $350,000 for the rendering of the fairness opinion to the Company's Board, irrespective of the conclusion reached therein, in connection with its approval of the Offer and the Merger. DLJ is also entitled to receive additional compensation equal to 1 1/2% of the value of the Offer and the Merger (representing the sum of the cash to be paid to the stockholders and net cash to be paid to option and warrant holders of the Company as well as debt assumed) up to $100 million and 2% of such value in excess of $100 million, subject to a minimum of $1 million and less any amounts paid in connection with the fairness opinion. The Company also has agreed to reimburse DLJ for its reasonable out-of-pocket expenses, including fees and expenses of counsel, and to indemnify DLJ against certain liabilities, including liabilities under the federal securities laws or relating to or arising out of DLJ's engagement as financial advisor.

  In connection with the Offer and the Merger, the Company will pay DLJ an aggregate of approximately $1,500,000, in addition to out-of-pocket expenses, for services provided to the Company.

  DLJ is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, strategic alliances, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Board selected DLJ to act as its financial advisor in connection with the Offer and the Merger on the basis of its experience in advising companies in connection with similar offers.

  Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to holders of the Company's Common Stock on its behalf concerning the Offer.

Item 6. Recent Transactions and Intent with Respect to Securities

  No transactions in the Shares have been effected during the last 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  The Company believes, to the best of its knowledge, that its directors, executive officers and the stockholders who are a party to the Shareholders Agreement currently intend to tender Shares held or beneficially owned by them in response to the Offer. In addition, the Company has granted to Parent an irrevocable option to purchase up to 2,684,431 shares of Company Common Stock pursuant to the Stock Option Agreement. Such option is exercisable in certain circumstances that would give rise to the termination of the Merger Agreement.

Item 7. Certain Negotiations and Transactions by the Subject Company

  (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in: (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described above in Items 3 or 4 above, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

Item 8. Additional Information to be Furnished

  See the Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, a copy of which is attached as Annex A hereto.

Item 9. Material to be Filed as Exhibits

  Exhibit                               Description
  -------                               -----------
 Exhibit 1 Offer to Purchase dated October 12, 1999 (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-1 of E.I. du Pont de Nemours
           and Company, DuPont Pharma, Inc. and DPC Newco, Inc. filed with the
           Securities and Exchange Commission on October 12, 1999 (the
           "Schedule 14D-1")).**

 Exhibit 2 Letter of Transmittal (incorporated by reference to Exhibit (a)(2) of the Schedule 14D-1).**

 Exhibit 3 Joint Press Release issued by the Company and the Parent, dated
           October 5, 1999.

 Exhibit 4 Opinion Letter of Donaldson Lufkin & Jenrette Securities Corporation dated October 4, 1999.*

  Exhibit                               Description
  -------                               -----------
 Exhibit 5 Mutual Non-Disclosure Agreement dated March 10, 1999 between the
           Company and DuPont Pharmaceuticals Company.

 Exhibit 6 Agreement and Plan of Merger, dated as of October 5, 1999 between the Company, the Parent and Offeror (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1).

 Exhibit 7 Stock Option Agreement dated as of October 5, 1999 among the Parent,
           Offeror and the Company (incorporated by reference to Exhibit (c)(3) of the Schedule 14D-1).

 Exhibit 8 Shareholders Agreement dated as of October 5, 1999 between the
           Parent, Offeror and certain stockholders of the Company
           (incorporated by reference to Exhibit (c)(2) of the Schedule 14D-1).

 Exhibit 9 Letter to Stockholders of the Company dated October 12, 1999.*

--------
 * Included in copies of Schedule 14D-9 mailed to stockholders of the Company. ** Included in the Offer to Purchase materials mailed to stockholders of the
   Company.

                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          COMBICHEM, INC.

Date: October 12, 1999

                                             /s/ Dr. Vicente Anido, Jr.
                                                 Dr. Vicente Anido, Jr.
                                           President & Chief Executive Officer

                                    ANNEX A

                INFORMATION PROVIDED PURSUANT TO SECTION 14(f)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

General

  This information is being mailed on or about October 12, 1999 to holders of record of shares of Common Stock, par value $.001 per share (the "Shares"), of CombiChem, Inc. (the "Company") in connection with the possible election of persons designated by E.I. du Pont de Nemours and Company ("Parent") to the Board of Directors of the Company other than at a meeting of the stockholders of the Company. Such election would occur pursuant to the Agreement and Plan of Merger dated October 5, 1999 (the "Merger Agreement") among the Company, Parent and DPC Newco, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Offeror"). The Merger Agreement is more fully described under Item 2 of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), of which this Annex A is a part. Capitalized terms used in this Annex A and not otherwise defined shall have the meanings given to such terms in the Schedule 14D-9.

  Pursuant to the Merger Agreement, the Offeror commenced the Offer on October 12, 1999. The Offer currently is scheduled to expire at 12:00 midnight, New York City time, on November 8, 1999, at which time if the Offer is not extended and all conditions to the Offer have been satisfied or waived, the Offeror is obligated to purchase all Shares tendered and not validly withdrawn.

  If the Merger Agreement is terminated or if Offeror does not accept the Shares tendered for payment, then Offeror will not have any right to designate directors for election to the Company's Board of Directors.

The Parent Designees

  Pursuant to the Merger Agreement, promptly upon acceptance and payment by Offeror of at least that number of Shares greater than a majority of the outstanding Shares on a fully diluted basis, Offeror shall be entitled to designate such number of members to the Company's Board of Directors, rounded up to the next whole number, equal to the product of the total number of directors on the Company's Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that such number of shares owned in the aggregate by Offeror or Parent, upon acceptance for payment of the Shares, bears to the number of Shares outstanding. The Company has agreed, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon request of Offeror, to (i) either increase the size of the Company's Board of Directors or use its reasonable efforts to secure the resignations of such number of its incumbent directors as is necessary to enable Parent's designees to be so elected to the Company's Board of Directors, and (ii) cause Parent's designees to be so elected.

  It is expected that on the date that Offeror accepts for payment and purchases the Shares under the Offer, which the Company expects to be on or after November 9, 1999, the Company will promptly take such other action as will be necessary to enable the Parent Designees (as defined below) to be elected to the Company's Board of Directors.

  Set forth below are the name, age and present principal occupation or employment for each of the persons who may be designated by Parent (the "Parent Designees") to serve on the Company's Board of Directors. Unless otherwise indicated below, the business address for each of the individuals listed below is 1007 Market Street, Wilmington, Delaware 19898. Each of the individuals listed below is a citizen of the United States.

                               Present Occupation or Employment; Material
 Name                          Positions Held During the Past Five Years    Age
 ----                          ------------------------------------------   ---
 Paul A. Friedman, M.D.       Dr. Friedman has served as the President of    56
                              DuPont Pharmaceuticals Research
                              Laboratories since April 1994.
 Richard E. Gies              Mr. Gies has served as the Senior Vice         51
                              President and Chief Financial Officer of
                              DuPont Pharmaceuticals Company since June
                              1999. From July 1998 to May 1999, Mr. Gies
                              served as the Vice President and Chief
                              Financial Officer of DuPont Canada, Inc.
                              From August 1994 to June 1998, Mr. Gies
                              served as the Finance Director, Corporate
                              Plans of Parent.
 Robert E. Pelzer             Mr. Pelzer has served as the Senior Vice       46
                              President and General Counsel of DuPont
                              Pharmaceuticals Company since August 1998.
                              From August 1997 to August 1998, Mr. Pelzer
                              served as the Director and General Manager,
                              European Legal and Security Department for
                              Conoco Europe. From August 1996 to August
                              1997, Mr. Pelzer served as the Corporate
                              Legal Advisor for Conoco U.K. Ltd. From
                              October 1994 to August 1996, Mr. Pelzer
                              served as Corporate Counsel for Parent.
 Robert B. Stein, M.D., Ph.D. Dr. Stein has served as the Executive Vice     49
                              President, Research & Preclinical
                              Development of DuPont Pharmaceuticals
                              Company since September 1996. Prior to that
                              time, Dr. Stein served as the Senior Vice
                              President and Chief Scientific Officer of
                              Ligand Pharmaceuticals Incorporated.

  Any other officer of Parent or Offeror listed in Schedule I to the Offer to Purchase dated October 12, 1999, filed as an Exhibit to the Tender Offer Statement on Schedule 14D-1 of Parent and Offeror may also be designated by Parent as a Parent Designee. The information with respect to Parent Designee's has been provided by Parent for inclusion herein.

Certain Information Concerning the Company

  The Shares are the only class of voting securities of the Company outstanding. As of September 27, 1999, there were 13,489,604 Shares outstanding and approximately 15,055,299 Shares outstanding on a fully diluted basis. Each Share that is outstanding on the close of business on any applicable record date for any matter to be acted upon by stockholders is entitled to one vote on such matter.

Current Members of the Company's Board of Directors

  The Board of Directors of the Company is currently composed of six members. The Board of Directors is classified into three classes of directors serving staggered three-year terms, with one class of directors to be elected at each annual meeting of stockholders. To the extent that the Company Board of Directors will consist of persons who are not among the Parent Designees, the Company's Board of Directors is expected to consist of persons who are currently directors of the Company who have not resigned.

  The following sets forth as to each current director of the Company's Board of Directors such persons age, year first elected as a director and business experience for the past five years. The information set forth below was provided to the Company by the respective directors.

 Directors Whose Terms Expire at the Annual Meeting of Stockholders in 2000

  Philippe O. Chambon, M.D., Ph.D., 41. Dr. Chambon has served as a Director of the Company since August 1995. Dr. Chambon is a General Partner of the Sprout Group. He joined Sprout in May 1995. From May 1993 to April 1995, Dr. Chambon served as Manager in the Healthcare Practice of The Boston Consulting Group, a leading management consulting firm. Previously, Dr. Chambon was an executive with Sandoz Pharmaceuticals Corporation, a leading pharmaceutical company, from September 1987 to April 1993. In his last capacity there, he was the Executive Director of New Product Management. He is currently a director of Deltagen, Gantech

International, NxStage Medical, PharSight, Skila, Spotfire, Variagenics, VascA and Xcyte Therapies. Dr. Chambon received an M.D. (with honors) and Ph.D. from the University of Paris and an M.B.A. from Columbia University. Dr. Chambon currently serves as a member of the Company's Audit Committee and Nominating Committee.

  William Scott, Ph.D., 59. Dr. Scott has served as a Director of the Company since January 1997. Dr. Scott served as President and Chief Executive Officer of Physiome Sciences from March of 1997 until July of 1999. From 1983 until December 1996, Dr. Scott served in various executive positions with Bristol-Myers Squibb Pharmaceutical Research Institute and as its Senior Vice President, Drug Discovery Research since 1991. Dr. Scott received a B.S. in Chemistry from the University of Illinois and a Ph.D. in Biochemistry from the California Institute of Technology and was an NIH Postdoctoral Fellow at The Rockefeller University. Dr. Scott serves on the Board of Directors of Atherogenics. Dr. Scott currently serves as Chairman of the Company's Compensation Committee.

 Directors Whose Terms Expire at the Annual Meeting of Stockholders in 2001

  Vicente Anido, Jr., Ph.D., 46. Dr. Anido has served as President and Chief Executive Officer and as a Director of the Company since joining the Company in March 1996. Prior to that, Dr. Anido served as President of the Americas Region at Allergan, Inc. from June 1993, where he was responsible for that company's commercial operations for North and South America with approximately $500 million in revenue. Prior to that, Dr. Anido spent almost 18 years at Marion Laboratories and Marion Merrell Dow, Inc. and served as Vice President, Business Management of its U.S. Prescription Products Division from 1991 until June 1993. Dr. Anido holds a B.S. in Pharmacy from West Virginia University, an M.S. in Pharmaceutical Sciences from West Virginia University and a Ph.D. in Pharmacy Administration from the University of Missouri, Kansas City. Dr. Anido currently serves on the Board of Directors of Deltagen and Galileo Labs. Dr. Anido also serves as a member of the Company's Nominating Committee.

  Arthur Reidel, 48. Mr. Reidel has served as a Director of the Company since September 1997. He currently serves as President, Chief Executive Officer and Chairman of the Board of Pharsight Corporation, a privately held software corporation, a position he has held since April 1996, and as a director from April 1995. Prior to that, he was a private investor/consultant from April 1995 to March 1996. From October 1994 to March 1995, he served as Vice President, Business Development of Viewlogic Systems, Inc., a publicly held software firm. Mr. Reidel served as a director of MacNeil-Schwendler from December 1993 until June 1998 and he is currently a director of Formation Systems, Inc., a position he has held since 1996. Mr. Reidel has also served as President and Chief Executive Officer, Sunrise Test Systems, Inc., a privately held software firm, from December 1992 to March 1994 (Viewlogic Systems, Inc. acquired Sunrise Test Systems, Inc. in September 1994), and Vice President of Weitek Corporation from July 1991 to December 1992. Mr. Reidel received a B.S. in mathematics from Massachusetts Institute of Technology. Mr. Reidel also currently serves as a member of the Company's Compensation Committee.

 Directors Whose Terms Expire at the Annual Meeting of Stockholders in 2002

  Peter L. Myers, Ph.D., 55. Dr. Myers has served as a Director, Vice President and Chief Scientific Officer of the Company since joining the Company in March 1995. Dr. Myers has also served as Chief Operating Officer of the Company since September 1995 and served as the acting Chief Executive Officer from September 1995 to March 1996. Prior to joining the Company, Dr. Myers served as Vice President, Drug Discovery and Development at Onyx Pharmaceuticals Inc. from November 1993 through March 1995, where he was responsible for all aspects of drug discovery and development leading to potential novel classes of anti-cancer drugs. Prior to that, Dr. Myers served as Vice President, Chemistry Research of Glaxo Inc. Research Institute from January 1991 through December 1993. Dr. Myers holds a B.S. in Chemistry and a Ph.D. in Organic Chemistry from Leeds University.

  Michael J. Pazzani, Ph.D., 41. Dr. Pazzani has served as a Director of the Company since March 1999. Dr. Pazzani is Chair of the Department of Information and Computer Science and a Professor of Information & Computer Science and Cognitive Science at the University of California, Irvine. He has been affiliated with the

University of California, Irvine, since 1988. Dr. Pazzani holds B.S. and M.S. degrees in Computer Engineering from the University of Connecticut and a Ph.D. in Computer Science from the University of California, Los Angeles. Dr. Pazzani also currently serves as a member of the Company's Audit Committee.

Board Committees and Meetings

  The Company's Board of Directors met a total of six times and acted by unanimous written consent a total of two times during the year ended December 31, 1998. The Company has a standing Audit Committee, Compensation Committee and Nominating Committee. On September 30, 1999, the committees of the Board and the members of such committees were as follows:

  The Audit Committee is currently composed of Dr. Pazzani and Dr. Chambon. The Audit Committee met one time in 1998. The Audit Committee assists in selecting the independent auditors, designating the services they are to perform and in maintaining effective communication with those auditors.

  The Compensation Committee is currently composed of Mr. Reidel and Dr. Scott. The Compensation Committee met four times and acted by unanimous written consent one time in 1998. The Compensation Committee reviews and acts on matters relating to compensation levels and benefit plans for executive officers and key employees of the Company, including salary and stock options. The Compensation Committee is also responsible for granting stock awards, stock options and stock appreciation rights and other awards to be made under the Company's existing incentive compensation plans.

  The Nominating Committee is currently composed of Dr. Anido and Dr. Chambon. The Nominating Committee did not meet in 1998. The Nominating Committee is responsible for putting forth names of suitable nominees to be elected to serve as directors of the Corporation.

  During the year ended December 31, 1998, each of the directors attended at least 75% of the aggregate of (i) total meetings of the Board and (ii) the total number of meetings held by all committees of the Board on which he served (during the periods that he served).

Non-Director Executive Officers

  Lee R. McCracken, 41, has served as Senior Vice President, Corporate Development and New Business Ventures since January 1999. Previously, Mr. McCracken held the position of Vice President, Business Development, a position he held since joining the Company in May 1996. Prior to joining the Company, Mr. McCracken served as Vice President, Business Development at Watson Laboratories, the operating subsidiary of Watson Pharmaceuticals, from January 1996 through May 1996. Prior to that, Mr. McCracken served as Managing Director of Pacific Pharma and as Director, Business Development, for the Americas Region at Allergan, Inc. from May 1992 through December 1995. Prior to entering the pharmaceutical industry, Mr. McCracken was a venture capitalist with 3i Capital and Union Venture Corporation. Mr. McCracken received a B.S. in Marketing from Santa Clara University, an M.S. in Computer Science from the University of Dayton and an M.B.A. from The Anderson School at UCLA.

  Klaus Gubernator, Ph.D., 46, joined the Company in August 1997 as Vice President, Special Projects. Prior to joining the Company, he served as Research Section Head in Pharmaceutical Research at F. Hoffmann-La Roche Ltd. in Basel, Switzerland from January 1987 to June 1997, contributing to cardiovascular and antibacterial projects as well as developing structure-based design and bioinformatics technologies. Dr. Gubernator received his undergraduate in 1979, and his Ph.D. degree in 1982, in Chemistry from the University of Heidelberg.

Section 16(a) Beneficial Ownership Reporting Compliance

  Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC and the Nasdaq National Market System. Officers, directors and greater than 10% beneficial owners are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

  Based solely on review of the copies of such forms furnished to the Company, or written representations from certain reporting persons that no Forms 5 were required, the Company believes that, during the 1998 fiscal year, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were satisfied.

                            EXECUTIVE COMPENSATION

Compensation of Directors

  The Company reimburses its directors for all reasonable and necessary travel and other incidental expenses incurred in connection with their attendance at meetings of the Board. Directors are not currently compensated for serving on the Board. Each individual who becomes a non-employee Board member will receive a 20,000-share option grant on the date such individual joins the Board. In addition, each such non-employee Board member who continues to serve as a non-employee Board member will automatically be granted an option to purchase 5,000 shares of Common Stock at each subsequent annual meeting, provided such individual has served on the Board for at least six months. These options will have an exercise price equal to 100% of the fair market value of the Common Stock on the grant date. The shares subject to each 20,000-share automatic option grant will vest over a four-year period, with 25% of the option shares vesting upon completion of one year of Board service from the grant date and the balance of the option shares vesting in equal monthly installments over the optionee's continued period of Board service over the next three years. The shares subject to each 5,000-share annual automatic option will vest upon the optionee's completion of one year of Board service measured from the grant date. In May 1998, Dr. Chambon and received a 20,000-share grant exercisable at $8.00 per share. In March 1999, Dr. Pazzani received a 20,000-share grant exercisable at $4.25 per share. In May 1999, Mr. Reidel, Dr. Chambon and Dr. Scott each received a 5,000-share grant exercisable at $3.19 per share.

Compensation of Executive Officers

  The following table sets forth the aggregate compensation earned by the Company's President and Chief Executive Officer and each of the other four most highly compensated executive officers whose salary and bonus for 1998 exceeded $100,000 and who were still employed by the Company as of September 30, 1999 (the "Named Executive Officers") for services rendered in all capacities to the Company for the year ended December 31, 1998:

                                                                        Long-Term
                                       Annual                         Compensation
                                    Compensation                         Awards
                                  -----------------                  ---------------
                                                       Other           Securities
                                                       Annual          Underlying     All Other
Name and Principal Position  Year Salary(1)  Bonus  Compensation     Options/SARs(#) Compensation
---------------------------  ---- --------- ------- ------------     --------------- ------------
Vicente Anido, Jr.,
 Ph.D.(2)...............     1998 $287,712  $64,735   $48,691(3)(4)            0        $2,240(5)
 President, Chief            1997  273,593   58,227         0            100,001             0
 Executive Officer and       1996  200,417   55,226         0            422,417             0
 Director

Peter L. Myers,
 Ph.D.(6)...............     1998  234,605   52,786       --                   0         3,855(5)
 Vice President, Chief       1997  225,582   42,297         0             50,001         3,855(5)
 Scientific Officer,         1996  215,250   43,050       --                   0         4,960(5)
 Chief Operating Officer
 and Director

Lee R. McCracken(7).....     1998  158,036   23,705    34,872(4)               0             0
 Senior Vice President,      1997  150,510   33,112    59,739(8)          12,500             0
 Corporate Development       1996  101,740   16,917       --              72,500             0
 and New Business
 Ventures

Klaus Gubernator,
 Ph.D.(9)...............     1998  143,961   28,792       --                   0             0
 Vice President, Special     1997   51,974   10,575         0             52,500             0
 Projects

--------
(1) Includes amounts deferred under the Company's 401(k) Plan.
(2) Dr. Anido was hired in March 1996.
(3) Includes $48,000 related to the forgiveness of debt.
(4) Includes amounts reimbursed for the payment of taxes.
(5) Payments for life insurance premiums.
(6) Dr. Myers served as the Company's acting Chief Executive Officer from August 1995 until March 1996.
(7) Mr. McCracken was hired in May 1996.
(8) Payments to cover relocation expenses.
(9) Dr. Gubernator was hired in July 1997.

Stock Options

  No options or stock appreciation rights ("SARs") were granted to, or exercised by, Named Executive Officers during 1998.

  The following table provides information concerning the value of unexercised options held by each of the Named Executive Officers as of December 31, 1998. No SARs were exercised during 1998 or outstanding as of December 31, 1998.

              Aggregate Option Exercises in Last Fiscal Year and
                         Fiscal Year-End Option Values

                              Number of Securities
                                   Underlying              Value of Unexercised
                             Unexercised Options at      in-the-Money Options at
                               December 31, 1998           December 31, 1998(2)
                          ---------------------------- ----------------------------
Name                      Exercisable(1) Unexercisable Exercisable(1) Unexercisable
----                      -------------- ------------- -------------- -------------
Vicente Anido, Jr.,
 Ph.D. .................     100,001            0         $53,300          $ 0
Peter L. Myers, Ph.D. ..      50,001            0          15,650            0
Lee R. McCracken........           0            0               0            0
Klaus Gubernator,
 Ph.D. .................           0            0               0            0

--------
(1) The options are immediately exercisable, but any shares purchased thereunder will be subject to repurchase by the Company, at the original option exercise price paid per share, should the employee leave the Company prior to vesting in the shares. As of December 31, 1998, none of these shares had vested.
(2) "Value" is calculated in this table as the fair market price of the Common Stock at fiscal year-end ($4.31) less exercise price.

Employment Arrangements and Change of Control Arrangements

  In March 1996, the Company and Dr. Anido entered into an agreement whereby Dr. Anido is employed as President and Chief Executive Officer of the Company. Pursuant to his agreement, Dr. Anido was to receive an annual base salary of $260,000 (his current annual salary is $302,092), which would be reviewed annually by the Board of Directors, and would be eligible for a bonus of up to 25% (currently 35%) of his annual base salary to be awarded at the discretion of the Board of Directors. In the event the Company terminates Dr. Anido's employment without "cause," Dr. Anido will be entitled to receive an aggregate severance benefit of 12 months of his base salary and benefits less amounts received by Dr. Anido from other full-time employment during that period. In addition, pursuant to his employment agreement Dr. Anido received options to purchase 420,000 shares of Common Stock with an exercise price of $0.30 per share. The shares subject to the option vest over Dr. Anido's four-year period of service with the Company measured from the option grant date. Dr. Anido's employment agreement also provides Dr. Anido with a right to maintain his pro rata interest in the Company by purchasing new securities issued in a financing other than a public offering, subject to certain exceptions.

  In March 1995, the Company and Dr. Myers entered into an agreement whereby Dr. Myers is employed as Vice President, Chief Scientific Officer and Chief Operating Officer of the Company. Pursuant to his agreement, Dr. Myers (i) received a signing bonus of $26,250 towards the purchase of Company stock,
(ii) was to receive an annual base salary of $210,000 (his current annual salary is $250,324), which would be reviewed annually by the President and Chief Executive Officer, and (iii) would be eligible for a bonus of up to 25% of his annual base salary to be awarded at the discretion of the Board of Directors. In connection with the employment agreement, Dr. Myers was provided a home loan. In the event the Company terminates Dr. Myers' employment without "cause," Dr. Myers will be entitled to receive an aggregate severance benefit of nine months of his base salary and benefits, unless he obtains full-time employment prior to the end of that period, and nine months accelerated vesting to be applied to any vesting requirements under any stock option or stock purchase agreements outstanding between Dr. Myers and the Company at the time of his termination without cause.

Simultaneous with the execution of Dr. Myers' employment agreement, the Company and Dr. Myers entered into a Stock Purchase Agreement whereby Dr. Myers purchased 87,500 shares of Common Stock at $0.30 per share. Those shares vest over Dr. Myers' four-year period of service with the Company measured from the option grant date.

  In May 1996, the Company and Mr. McCracken entered into an agreement whereby he is employed as Vice President, Business Development of the Company. Pursuant to his agreement, Mr. McCracken received a signing bonus of $10,000 and was to receive an annual base salary of $145,000 (his current annual salary is $195,000), which would be reviewed annually by the President and Chief Executive Officer. In addition, Mr. McCracken would be eligible for a bonus of up to 20% of his annual base salary. In the event the Company terminates Mr. McCracken's employment without "cause," Mr. McCracken will be entitled to receive an aggregate severance benefit of nine months of his base salary and benefits. Simultaneous with the execution of Mr. McCracken's employment agreement, the Company and Mr. McCracken entered into a stock option agreement granting Mr. McCracken an option to purchase 72,500 shares of Common Stock with an exercise price of $0.30 per share. The shares subject to the option vest over Mr. McCracken's four-year period of service measured from the option grant date.

  In connection with an acquisition of the Company by merger or asset sale, each outstanding option held by individuals in the Company's employ or service, including the Chief Executive Officer and the other Named Executive Officers, under the 1997 Stock Incentive Plan and the 1995 Stock Option/Stock Issuance Plan (the "1995 Plan") will automatically accelerate in full, except to the extent such options are to be assumed by the successor corporation. In addition, the Compensation Committee as Plan Administrator has provided for the accelerated vesting of the shares of Common Stock subject to outstanding options, or any unvested shares of Common Stock subject to direct issuances, in connection with the termination of employment following: (i) a merger or asset sale in which these options are assumed or the repurchase rights applicable to those shares are assigned; or (ii) certain changes in control of the Company.

Employee Benefit Plans

 1997 Stock Incentive Plan

  The Company maintains the 1997 Stock Incentive Plan (the "1997 Plan"). The 1997 Plan is divided into five separate components: (i) the Discretionary Option Grant Program under which eligible individuals in the Company's employ or service (including officers, non-employee Board members and consultants) may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock at an exercise price not less than 100% of their fair market value on the grant date, (ii) the Stock Issuance Program under which such individuals may, in the Plan Administrator's discretion, be issued shares of Common Stock directly, through the purchase of such shares at a price not less than 100% of their fair market value at the time of issuance or as a bonus tied to the performance of services, (iii) the Salary Investment Option Grant Program which may, in the Plan Administrator's sole discretion, be activated for one or more calendar years and, if so activated, will allow executive officers and other highly compensated employees the opportunity to apply a portion of their base salary to the acquisition of special below-market stock option grants, (iv) the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to eligible non-employee Board members to purchase shares of Common Stock at an exercise price equal to 100% of their fair market value on the grant date and
(v) the Director Fee Option Grant Program which may, in the Plan Administrator's sole discretion, be activated for one or more calendar years and, if so activated, will allow non-employee Board members the opportunity to apply a portion of the annual retainer fee, if any, otherwise payable to them in cash each year to the acquisition of special below-market option grants.

 Share Reserve

  2,072,170 shares of Common Stock have been reserved for issuance over the 10 year term of the 1997 Plan, not including shares reserved for issuance under the predecessor plan, the 1995 Plan.

  Should any option terminate prior to exercise in full, the shares subject to the unexercised portion of that option will be available for subsequent option grants. In addition, any unvested shares issued under the 1997 Plan and subsequently repurchased by the Company at the option exercise or direct issue price paid per share pursuant to the Company's repurchase rights under the 1997 Plan will be added back to the number of shares of Common Stock reserved for issuance under the 1997 Plan and will accordingly be available for reissuance through one or more subsequent option grants or direct stock issuances made under the 1997 Plan. However, shares subject to any option surrendered in accordance with the stock appreciation right provisions of the 1997 Plan will not be available for subsequent issuance.

  In no event may any one participant in the 1997 Plan be granted stock options, separately exercisable stock appreciation rights and direct stock issuances for more than 500,000 shares in the aggregate per calendar year under the 1997 Plan.

 Changes In Capitalization

  In the event any change is made to the outstanding shares of Common Stock by reason of any recapitalization, stock dividend, stock split, combination of shares, exchange of shares or other change in corporate structure effected without the Company's receipt of consideration, appropriate adjustments will be made to (i) the maximum number and class of securities issuable under the 1997 Plan, (ii) the maximum number and class of securities for which any one participant may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances under the 1997 Plan, (iii) the number and class of securities for which option grants will subsequently be made under the Automatic Option Grant Program to each newly-elected or continuing non-employee Board member and (iv) the number and class of securities and the exercise price per share in effect under each outstanding option under the Plan. All such adjustments will be designed to preclude the enlargement or dilution of participant rights and benefits under the 1997 Plan.

 Eligibility

  Employees, non-employee Board members, and independent consultants and advisors to the Company and its subsidiaries (whether now existing or subsequently established) will be eligible to participate in the Discretionary Option Grant and Stock Issuance Programs. Non-employee members of the Board will also be eligible to participate in the Automatic Option Grant Program. As of September 30, 1999, four executive officers, four non-employee Board members and approximately 93 other employees were eligible to participate in the 1997 Plan, and the four non-employee Board members were also eligible to participate in the Automatic Option Grant Program.

 Valuation

  The fair market value per share of Common Stock on any relevant date under the 1997 Plan will be the closing selling price per share on that date on the Nasdaq National Market. On September 30, 1999, the closing selling price of the Company's Common Stock was $4.938 per share.

 Discretionary Option Grant and Stock Issuance Programs

  The Discretionary Option Grant Program and the Stock Issuance Program are administered by the Compensation Committee of the Company. The Compensation Committee as Plan Administrator has complete discretion to determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The Compensation Committee also has the exclusive authority to select the executive officers and other highly compensated employees who may participate in the Salary Investment Option Grant Program in the event that program is activated for one or more calendar years, but neither the Compensation Committee nor the Board will exercise any administrative discretion with respect to option grants under the Salary Investment Option Grant Program or under the Automatic Option Grant or Director Fee Option Grant Program for the non-employee Board members. All grants under those three latter programs will be made in strict compliance with the express provisions of each such program.

  The exercise price for the shares of Common Stock subject to option grants made under the 1997 Plan may be paid in cash or in shares of Common Stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the Plan Administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options or the purchase of their unvested shares by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise or purchase.

  The Plan Administrator has the authority, with the consent of the affected option holders, to effect the cancellation of outstanding options under the Discretionary Option Grant Program (including options incorporated from the 1995 Plan) in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the Common Stock on the new grant date.

  Stock appreciation rights are authorized for issuance under the Discretionary Option Grant Program which provide the holders with the election to surrender their outstanding options for an appreciation distribution from the Company equal to the excess of (i) the fair market value of the vested shares of Common Stock subject to the surrendered option over (ii) the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of Common Stock. None of the incorporated options from the 1995 Plan contain any stock appreciation rights.

  In the event that the Company is acquired by merger or asset sale, each outstanding option under the Discretionary Option Grant Program which is not to be assumed by the successor corporation will automatically accelerate in full, and all unvested shares under the Discretionary Option Grant and Stock Issuance Programs will immediately vest, except to the extent the Company's repurchase rights with respect to those shares are to be assigned to the successor corporation. The Plan Administrator will have complete discretion to grant one or more options under the Discretionary Option Grant Program which will become fully exercisable for all the option shares in the event those options are assumed in the acquisition and the optionee's service with the Company or the acquiring entity terminates within a designated period following such acquisition. The vesting of outstanding shares under the Stock Issuance Program may be accelerated upon similar terms and conditions. The Plan Administrator also has the authority to grant options which will immediately vest upon an acquisition of the Company, whether or not those options are assumed by the successor corporation. The Plan Administrator is also authorized under the Discretionary Option Grant and Stock Issuance Programs to grant options and to structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a change in control of the Company (whether by successful tender offer for more than 50% of the outstanding voting stock or a change in the majority of the Board by reason of one or more contested elections for Board membership), with such vesting to occur either at the time of such change in control or upon the subsequent termination of the individual's service within a designated period following such change in control. The options incorporated from the 1995 Plan will similarly accelerate and immediately vest upon an acquisition of the Company by merger or asset sale, unless those options are assumed by the successor entity.

 Salary Investment Option Grant Program

  In the event the Plan Administrator elects to activate the Salary Investment Option Grant Program for one or more calendar years, each executive officer and other highly compensated employee of the Company selected for participation may elect, prior to the start of the calendar year, to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10,000 nor more than $50,000. If such election is approved by the Plan Administrator, the individual will automatically be granted, on the first trading day in January of the calendar year for which that salary reduction is to be in effect, a non-statutory option to purchase that number of shares of Common Stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of Common Stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the total spread on the option shares at the time of grant (the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares) will be equal to the amount of salary invested in that option. The option will vest in a series of 12 equal monthly installments over the calendar year for which the salary reduction is to be in effect and will be subject to full and immediate vesting upon certain changes in the ownership or control of the Company.

 Automatic Option Grant Program

  The Company has previously granted to certain non-employee Board members options to purchase 20,000 shares of Common Stock, and each non-employee Board member who is serving as such on the Plan Effective Date and who has not received such a grant will automatically receive an option at that time to purchase 20,000 shares of Common Stock. Each individual who first becomes a non-employee Board member at any time after the Plan Effective Date will also receive a 20,000-share option grant on the date such individual joins the Board. In addition and on the date of each Annual Stockholders Meeting held after the Plan Effective Date, each such non-employee Board member who is to continue to serve as a non-employee Board member will automatically be granted an option to purchase 5,000 shares of Common Stock, provided such individual has served on the Board for at least six months.

  Each automatic grant for the non-employee Board members will have a term of 10 years, subject to earlier termination following the optionee's cessation of Board service. Each automatic option will be immediately exercisable for all of the option shares; however, any unvested shares purchased under the option will be subject to repurchase by the Company, at the exercise price paid per share, should the optionee cease Board service prior to vesting in those shares. The shares subject to each initial 20,000-share automatic option grant will vest over a four-year period, as follows: (i) 25% of the option shares upon the optionee's completion of one year of Board service measured from the grant date and (ii) the balance of the option shares in a series of 36 successive equal monthly installments upon the optionee's completion of each additional month of service measured from the first anniversary of the grant date. The shares subject to each annual 5,000-share grant will vest upon the optionee's completion of one year of Board service measured from the grant date. However, the shares subject to each automatic option grant will immediately vest in full upon certain changes in control or ownership of the Company or upon the optionee's death or disability while a Board member.

 Director Fee Option Grant Program

  Should the Director Fee Option Grant Program be activated in the future, each non-employee Board member will have the opportunity to apply all or a portion of any annual retainer fee otherwise payable in cash to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of Common Stock on the grant date. As a result, the total spread on the option (the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares) will be equal to the portion of the retainer fee invested in that option. The option will become exercisable for the option shares in a series of 12 equal monthly installments over the calendar year for which the election is to be in effect. However, the option will become immediately exercisable for all the option shares upon (i) certain changes in the ownership or control of the Company or (ii) the death or disability of the optionee while serving as a Board member.

 General Provisions

  Acceleration. The shares subject to each option under the Salary Investment Option Grant, Automatic Option Grant and Director Fee Option Grant Programs will immediately vest upon (i) an acquisition of the Company by merger or asset sale or (ii) the successful completion of a tender offer for more than 50% of the Company's outstanding voting stock or a change in the majority of the Board effected through one or more contested elections for Board membership.

  Stock Appreciation Rights. Limited stock appreciation rights will automatically be included as part of each grant made under the Automatic Option Grant, Salary Investment Option Grant and Director Fee Option Grant Programs and may be granted to one or more officers of the Company as part of their option grants under the Discretionary Option Grant Program. Options with such a limited stock appreciation right may be surrendered to the Company upon the successful completion of a hostile tender offer for more than 50% of the Company's outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from the Company in an amount per surrendered option share equal to the excess of (i) the highest price per share of Common Stock paid in connection with the tender offer over (ii) the exercise price payable for such share.

  Financial Assistance. The Plan Administrator may institute a loan program to assist one or more participants in financing the exercise of outstanding options or the purchase of shares under the Discretionary Option Grant or Stock Issuance Program. The Plan Administrator will have complete discretion to determine the terms of any such financial assistance. However, the maximum amount of financing provided any individual may not exceed the cash consideration payable for the issued shares plus all applicable taxes. Any such financing may be subject to forgiveness in whole or in part, at the discretion of the Plan Administrator, over the participant's period of service.

  Special Tax Election. The Plan Administrator may provide one or more holders of options or unvested shares with the right to have the Company withhold a portion of the shares otherwise issuable to such individuals in satisfaction of the tax liability incurred by such individuals in connection with the exercise of those options or the vesting of those shares. Alternatively, the Plan Administrator may allow such individuals to deliver previously acquired shares of Common Stock in payment of such tax liability.

  Amendment and Termination. The Board may amend or modify the 1997 Plan at any time, subject to any required stockholder approval. The 1997 Plan will terminate on the earliest of (i) October 31, 2007, (ii) the date on which all shares available for issuance under the 1997 Plan have been issued as fully vested shares or (iii) the termination of all outstanding options in connection with certain changes in control or ownership of the Company.

 Stock Awards

  During the period from May 8, 1998 (the effective date of the Company's initial public offering) through September 30, 1999, under the 1997 Plan, the Company granted to all employees (excluding non-employee directors and executive officers) and consultants as a group, options to purchase 527,350 shares of stock at exercise prices of $2.88 to $6.00 per share. The Company also granted to each of Dr. Chambon, Mr. Reidel and Dr. Scott options to purchase 5,000 shares at an exercise price of $3.19 per share. Additionally, the Company granted to its Chief Executive Officer, Dr. Anido, options to purchase 50,000 shares at an exercise price of $3.19 per share and to its Chief Operating Officer, Dr. Myers, options to purchase 100,000 shares at an exercise price of $3.19 per share.

 Federal Income Tax Consequences

  Options granted under the 1997 Plan may be either incentive stock options which satisfy the requirements of Section 422 of the Internal Revenue Code or non-statutory options which are not intended to meet such requirements. The Federal income tax treatment for the two types of options differs as follows:

  Incentive Options. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is generally recognized at the time the option is exercised. The optionee will, however, recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of a taxable disposition. For Federal tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition occurs if the sale or other disposition is made after the optionee has held the shares for more than two (2) years after the option grant date and more than one (1) year after the exercise date. If either of these two holding periods is not satisfied, then a disqualifying disposition will result.

  Upon a qualifying disposition, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date over (ii) the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the optionee.

  If the optionee makes a disqualifying disposition of the purchased shares, then the Company will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal to the excess of (i) the fair market value of such shares on the option exercise date over (ii) the exercise price paid for the shares. If the optionee makes a qualifying disposition, the Company will not be entitled to any income tax deduction.

  Non-Statutory Options. No taxable income is recognized by an optionee upon the grant of a non-statutory option. The optionee will in general recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income.

  If the shares acquired upon exercise of the non-statutory option are unvested and subject to repurchase by the Company in the event of the optionee's termination of service prior to vesting in those shares, then the optionee will not recognize any taxable income at the time of exercise but will have to report as ordinary income, as and when the Company's repurchase right lapses, an amount equal to the excess of (i) the fair market value of the shares on the date the repurchase right lapses over (ii) the exercise price paid for the shares. The optionee may, however, elect under Section 83(b) of the Internal Revenue Code to include as ordinary income in the year of exercise of the option an amount equal to the excess of (i) the fair market value of the purchased shares on the exercise date over (ii) the exercise price paid for such shares. If the Section 83(b) election is made, the optionee will not recognize any additional income as and when the repurchase right lapses.

  The Company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-statutory option. The deduction will in general be allowed for the taxable year of the Company in which such ordinary income is recognized by the optionee.

  Stock Appreciation Rights. An optionee who is granted a stock appreciation right will recognize ordinary income in the year of exercise equal to the amount of the appreciation distribution. The Company will be entitled to an income tax deduction equal to such distribution for the taxable year in which the ordinary income is recognized by the optionee.

  Direct Stock Issuance. The tax principles applicable to direct stock issuances under the 1997 Plan will be substantially the same as those summarized above for the exercise of non-statutory option grants.

 Deductibility of Executive Compensation

  The Company anticipates that any compensation deemed paid by it in connection with the disqualifying disposition of incentive stock option shares or the exercise of non-statutory options granted with exercise prices equal to the fair market value of the shares on the grant date will qualify as performance-based compensation for purposes of Internal Revenue Code Section 162(m) and will not have to be taken into account for purposes of the $1 million limitation per covered individual on the deductibility of the compensation paid to certain executive officers of the Company. Accordingly, all compensation deemed paid under the 1997 Plan will remain deductible by the Company without limitation under Internal Revenue Code Section 162(m).

 Accounting Treatment

  Option grants or stock issuances with exercise or issue prices less than the fair market value of the shares on the grant or issue date will result in a direct compensation expense to the Company's earnings equal to the difference between the exercise or issue price and the fair market value of the shares on the grant or issue date. Such expense will be accruable by the Company over the period that the option shares or issued shares are to vest. Option grants or stock issuances at 100% of fair market value will not result in any direct charge to the Company's earnings. However, the fair value of those options is required to be disclosed in the notes to the Company's financial statements, and the Company must also disclose, in pro-forma statements to the Company's financial statements, the impact those options would have upon the Company's reported earnings were the value of those options at the time of grant treated as compensation expense. Whether or not granted at a discount, the number of outstanding options may be a factor in determining the Company's earnings per share on a fully-diluted basis.

  Should one or more optionees be granted stock appreciation rights which have no conditions upon exercisability other than a service or employment requirement, then such rights will result in compensation expense to the Company's earnings.

 Employee Stock Purchase Plan

  The Company maintains a 1997 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan is designed to allow eligible employees of the Company and participating subsidiaries to purchase shares of Common Stock, at semi-annual intervals, through their periodic payroll deductions under the Purchase Plan, and a reserve of 150,000 shares of Common Stock has been established for this purpose.

  The Purchase Plan is implemented in a series of successive offering periods, each with a maximum duration for 12 months. The most recent offering period commenced on August 1, 1999.

  Individuals who are eligible employees (scheduled to work more than 20 hours per week for more than 5 calendar months per year) on the start date of any offering period may enter the Purchase Plan on that start date or on any subsequent semi-annual entry date (the first business day of February or August each year). Individuals who become eligible employees after the start date of the offering period may join the Purchase Plan on any subsequent semi-annual entry date within that offering period.

  Payroll deductions may not exceed 10% of the employee's base salary, and the accumulated payroll deductions of each participant will be applied to the purchase of shares on his or her behalf on each semi-annual purchase date (the last business day in January and July each year) at a purchase price per share equal to 85% of the lower of (i) the fair market value of the Common Stock on the participant's entry date into the offering period or (ii) the fair market value on the semi-annual purchase date. In no event, however, may any participant purchase more than 1,250 shares on any one semi-annual purchase date. Should the fair market value per share of Common Stock on any purchase date be less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and anew two-year offering period will begin on the next business day, with all participants in the terminated offering to be automatically transferred to the new offering period.

  In the event the Company is acquired by merger or asset sale, all outstanding purchase rights will automatically be exercised immediately prior to the effective date of such acquisition. The purchase price will be equal to 85% of the lower of (i) the fair market value per share of Common Stock on the participant's entry date into the offering period in which such acquisition occurs or (ii) the fair market value per share of Common Stock immediately prior to such acquisition.

  The Purchase Plan will terminate on the earlier of (i) the last business day in July 2007, (ii) the date on which all shares available for issuance under the Purchase Plan shall have been sold pursuant to purchase rights exercised thereunder or (iii) the date on which all purchase rights are exercised in connection with an acquisition of the Company by merger or asset sale.

  The Board may at any time alter, suspend or discontinue the Purchase Plan. However, certain amendments to the Purchase Plan may require stockholder approval.

         BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The Compensation Committee presents this report regarding compensation for the Company's executive officers and the Chief Executive Officer of the Company.

General Compensation Policy

  The Company's primary objective is to maximize the value of the Company's shares over time. Accomplishing this objective requires achieving specific Company milestones and developing and ultimately marketing superior technologies that accelerate the drug discovery process. The overall goal of the Compensation Committee is to develop compensation practices that will allow the Company to attract and retain the people needed to achieve the Company's objectives.

  The Company compensates its executive officers with a combination of salary and incentives designed to focus and balance their efforts on maximizing both the near-term and long-term financial performance of the Company. In addition, the Company's compensation structure rewards individual performance that furthers Company goals. Elements of each officer's compensation include the following:

  . Base Salary

  . Annual Incentives

  . Long-term Incentives

  . Benefits

  Each officer's compensation package is designed to provide an appropriately weighted mix of these elements which cumulatively provides a level of compensation roughly equivalent to that paid by companies of similar size and complexity in similar industries.

  Base Salary. Base salary and increases in base salary are determined by individual performance and the salary levels in effect for companies of similar size and complexity in similar industries. The Compensation Committee attempts to keep the base salaries of the Company's officers at a level broadly in line with the median of the salaries of officers in comparative companies. The Compensation Committee also evaluates individual experience and performance and specific issues particular to the Company, such as success in raising capital, creation of stockholder value and achievement of specific Company milestones.

  Annual Incentives. Annual Incentives are paid under an incentive compensation program. Bonus awards are set at a level competitive among peer group companies and early-stage high growth technology companies. Potential cash incentive compensation paid under this plan is set as a significant percentage of each officers' base salary. All of the incentive compensation is directly tied to performance and is at risk. Each officer earns incentive compensation based upon a mix of Company performance and personal performance. Company performance is measured by achievement of specific Company milestones. Compensation for personal performance under this plan is awarded by the Compensation Committee based upon both an objective and subjective evaluation of the performance of each officer. No incentive compensation is paid for Company performance or personal performance unless specific Company and individual goals are achieved during the fiscal year. In 1997, incentive compensation earned by officers was approximately 20% of base salary.

  Long-Term Incentives. Long-term incentive compensation in the form of stock options is expected to be the largest element of total compensation over time. Grants of stock options are designed to align the long-term interests of each officer with the long-term interests of the Company and its stockholders. Stock options provide each officer with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. The size of the option grant to each officer is based on the officer's current and expected future contributions to the business and vesting position. Awards of stock options are designed to have an expected aggregate exercise value overtime equal to a multiple of salary which will create a significant opportunity for stock ownership, motivation to remain with the Company and incentive to increase stockholder value.

  Benefits. Benefits offered to the Company's officers are substantially the same as those offered to all the Company's regular employees and are consistent with industry practice.

CEO Compensation

  In setting compensation payable to the Company's Chief Executive Officer, Dr. Anido, we have sought to be competitive with companies of similar size and complexity in similar industries. Dr. Anido's incentive compensation is dependent upon the Company's performance and our evaluation of his personal contribution to the Company's performance. No incentive compensation is paid to Dr. Anido unless progress is made toward specific Company goals or these goals are achieved during the fiscal year. In 1997, incentive compensation earned by Dr. Anido was approximately 21% of base salary.

  We conclude our report with the acknowledgement that no member of the Compensation Committee is a current officer or employee of CombiChem or any of its subsidiaries.

  Submitted by the Compensation Committee of the Company's Board of Directors.

                            COMPENSATION COMMITTEE

                                 ARTHUR REIDEL
                                 WILLIAM SCOTT

                             CERTAIN TRANSACTIONS

  In May 1998, the Company sold 250,000 shares of its Common Stock to Elan Pharmaceutical Investments, Ltd. ("Elan") in connection with the Company's initial public offering. From January 1, 1998 through September 30, 1999, the Company received approximately $4.1 million from Athena Neurosciences, Inc. ("Athena") an affiliate of Elan, in connection with a collaborative agreement between the Company and Athena.

  In February 1997 as incentive for employment, and in June 1997 under an employee loan program provided for the exercise of options, the Company made loans in the amounts of $96,000 and $23,044, respectively, to Dr. Anido, the President, Chief Executive Officer and a Director of the Company. Each loan is secured by shares of Common Stock held by Dr. Anido. The loan for $96,000 is represented by a promissory note which is due and payable on the earlier of February 23, 2002, the expiration of the 60-day period following the date Dr. Anido ceases to remain in the service of CombiChem, or the date that CombiChem completes the consummation of any corporate transaction, as defined in the promissory note agreement. This loan bears no interest. In December 1998, the Compensation Committee of the Board of Directors forgave $48,000 of this loan and in September 1999, the Compensation Committee forgave the remaining $48,000 balance of this loan. The loan for $23,044 is represented by a promissory note which is due and payable in three annual installments and is due in full upon the third anniversary of the loan. This loan bears an interest rate of 6.14%. The largest amount of indebtedness outstanding since the beginning of the last fiscal year was $119,044.

  In September 1995 as incentive for employment, and in June 1997 under an employee loan program provided for the exercise of options, the Company made loans in the amounts of $150,000 and $30,375, respectively, to Dr. Myers, the Vice President, Chief Scientific Officer, Chief Operating Officer and a Director of the Company, for an aggregate indebtedness as of September 30, 1999 of $196,234, which includes accrued interest. Each loan is secured by shares of Common Stock held by Dr. Myers. The loan for $150,000 is represented by a promissory note which is due and payable on the earlier of April 30, 2000 or the occurrence of certain events, such as the expiration of the 30-day period following the date Dr. Myers ceases to remain in the employment of CombiChem. This loan bears an interest rate equal to the applicable minimum Federal rate on the date of the loan. The loan for $30,375 is represented by a promissory note that is due and payable in three annual installments and is due in full upon the third anniversary of the loan. This loan bears an interest rate of 6.14%. The largest amount of indebtedness outstanding since the beginning of the last fiscal year was $202,126.

  For information regarding employment agreements with Named Executive Officers, see "Executive Compensation--Employment Arrangements and Change of Control Agreements."

  All of the Company's officers are employed by the Company at will. The Company has entered into indemnification agreements with each of its directors and executive officers.

  The Company expects that all future transactions between the Company and its officers, directors and principal stockholders and their affiliates will be approved in accordance with the Delaware General Corporation Law by a majority of the Board, as well as by a majority of the independent and disinterested directors of the Board, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                            OWNERSHIP OF SECURITIES

  The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock as of September 30, 1999, by (i) all persons who are beneficial owners of 5% or more of the Company's Common Stock, (ii) each director of the Company, (iii) each of the Company's officers named under "Executive Compensation--Compensation of Executive Officers" and (iv) all directors and executive officers of the Company as a group. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Share ownership in each case includes shares issuable upon exercise of certain outstanding options as described in the footnotes below. The address for those individuals for which an address is not otherwise indicated is: 9050 Camino Santa Fe, San Diego, CA 92121. Percentage of ownership is calculated pursuant to Commission Rule 13d-3(d)(1).

                                                                    Percentage
                                          Shares                    of Shares
                                       Beneficially    Options     Beneficially
 Name and Address of Beneficial Owner     Owned     Exercisable(1)    Owned
 ------------------------------------  ------------ -------------- ------------
Sprout Capital VII, L.P. and
 affiliated entities(2)...............  1,501,729       25,000         11.3%
 3000 Sand Hill Road
 Building 3, Suite 170
 Menlo Park, CA 94025
Elan Pharmaceutical Investments,
 Ltd. ................................  1,250,000            0          9.2%
 c/o Coyners Dill & Pearman, Clarendon
 House
 Church Street, Hamilton
 Bermuda
Sequoia Capital VI and affiliated
 entities(3)..........................  1,237,998            0          9.2%
 3000 Sand Hill Road
 Building 4, Suite 280
 Menlo Park, CA 94025
Brinson MAP Venture Capital Fund III
 and affiliated entities(4)...........    956,453            0          7.1%
 209 S. LaSalle Street
 Chicago, IL 60604-1295
Sorrento Growth Partners I, L.P. and
 affiliated entities(5)...............    865,867            0          6.4%
 4370 La Jolla Village Drive, Suite
 1040
 San Diego, CA 92122
Philippe O. Chambon, M.D., Ph.D.......  1,501,729       25,000         11.3%
Michael Pazzani, Ph.D.................          0       20,000            *
Arthur Reidel.........................     20,000       25,000            *
William Scott, Ph.D...................          0       25,000            *
Vicente Anido, Jr., Ph.D..............    480,417      150,001          4.6%
Klaus Gubernator, Ph.D................     52,500            0            *
Lee R. McCracken(6)...................     93,750       15,000            *
Peter L. Myers, Ph.D..................    225,000      150,001          2.7%
All directors and executive officers    2,373,396      410,002         20.0%
 as a group (8 persons)...............

--------
 * Represents beneficial ownership of less than 1% of the outstanding shares of the Company's Common Stock
(1) Represents options exercisable within 60 days of September 30, 1999.
(2) Includes 1,386,331 shares purchased by Sprout Capital VII, L.P., which are held in a voting trust of which First Union Trust Company, National Association ("First Union"), is the voting trustee. First Union has sole voting power of these shares. The address for First Union is One Rodney Square, 920 King Street, Wilmington, Delaware 19801. Also includes 115,398 shares purchased by DLJ Capital Corporation. DLJ Capital Corporation is the managing general partner of Sprout Capital VII, L.P. Dr. Chambon is a Director of the Company, a general partner of Sprout Capital VII, L.P. and Divisional Vice President of DLJ Capital

   Corporation. Dr. Chambon disclaims beneficial ownership of the 1,386,331 shares and the 115,398 shares except to the extent of his pecuniary interest therein.
(3) Includes 1,109,962 shares held by Sequoia Capital VI, 60,988 shares held by Sequoia Technology Partners VI, 33,012 shares held by Sequoia XXIV and 15,780 shares held by Sequoia 1995, each of which is affiliated with Sequoia Partners. Sequoia Partners is the general partner of Sequoia Capital VI. Sequoia Partners has eight general partners, who are also the general partners of Sequoia Technology Partners VI. Also includes 16,613 shares, 913 shares and 730 shares held by Sequoia Capital VI, Sequoia Technology Partners VI and Sequoia XXIV, respectively, issuable upon exercise of warrants exercisable within 60 days of September 30, 1999.
(4) Includes 134,113 shares purchased by the First National Bank of Chicago as Custodian to the Brinson Trust Company as Trustee of the Brinson MAP Venture Capital Fund III and 822,340 shares purchased by The First National Bank of Chicago as Custodian to the Brinson Venture Capital Fund III, L.P.
(5) Includes 115,000 shares held by Sorrento Ventures IIB, L.P., 249,803 shares held by Sorrento Ventures II, L.P. and 501,064 shares held by Sorrento Growth Partners I, L.P.
(6) Includes 8,750 shares held by the Rufus L. McCracken Trust, dated 6/21/91, of which Mr. McCracken is the sole Trustee.

                                 EXHIBIT INDEX

  Exhibit                               Description
  -------                               -----------
 Exhibit 1 Offer to Purchase dated October 12, 1999 (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-1 of E.I. du Pont de Nemours
           and Company, DuPont Pharma, Inc. and DPC Newco, Inc. filed with the
           Securities and Exchange Commission on October 12, 1999 (the
           "Schedule 14D-1")).**

 Exhibit 2 Letter of Transmittal (incorporated by reference to Exhibit (a)(2) of Schedule 14D-1).**

 Exhibit 3 Joint Press Release issued by the Company and the Parent, dated
           October 5, 1999.

 Exhibit 4 Opinion Letter of Donaldson Lufkin & Jenrette Securities Corporation dated October 4, 1999.*

 Exhibit 5 Mutual Non-Disclosure Agreement dated March 10, 1999 between the
           Company and DuPont Pharmaceuticals Company.

 Exhibit 6 Agreement and Plan of Merger, dated as of October 5, 1999 between the Company, the Parent and Offeror (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1).

 Exhibit 7 Stock Option Agreement dated as of October 5, 1999 among the Parent,
           Offeror and the Company (incorporated by reference to Exhibit (c)(3) of the Schedule 14D-1).

 Exhibit 8 Shareholders Agreement dated as of October 5, 1999 between the
           Parent, Offeror and certain stockholders of the Company
           (incorporated by reference to Exhibit (c)(2) of the Schedule 14D-1).

 Exhibit 9 Letter to Stockholders of the Company dated October 12, 1999.*

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 * Included in copies of Schedule 14D-9 mailed to stockholders of the Company.
** Included in the Offer to Purchase materials mailed to stockholders of the Company.